Exhibit 10.2
May 8, 2024

Damian DeLongchamp
c/o GSE Systems, Inc.
6940 Columbia Gateway Drive #470
Columbia, Maryland 21046

Re: Employment of Damian DeLongchamp (“Executive”)

Mr. DeLongchamp:

As you are aware, GSE Systems, Inc. (the “Company”) and Executive entered into that certain Employment Agreement, dated April 1, 2023 (the “Agreement”), pursuant to which Executive is employed by the Company. All capitalized terms utilized but not defined herein shall have the meaning ascribed to them in the Agreement.

The Board of Directors of the Company has appointed you as the Chief Operating Officer and you have accepted the same. You and the Company have further agreed (i) your Base Salary will be increased to $275,000 per annum; and (ii) you and the Board of Directors of the Company will work together in good faith to revisit the terms of your Employment Agreement and make any and all agreed upon amendments commensurate with your new position and increased responsibilities.

All other terms of the Employment Agreement (as amended) shall remain in full force and effect.

Sincerely,

GSE SYSTEMS, INC.

By: /s/ Emmett Pepe
Emmett Pepe, CFO

ACCEPTED AND AGREED

/s/ Damian DeLongchamp
Damian DeLongchamp